Exhibit 99.1

MEDIA

Hannah Randall

New York

+1.646.856.8809

Stacie Fleming

 London

 +44.20.7012.8950

Randy Williams

New York

 +1.212.378.8522

comms@bats.com

INVESTORS

 Mark Marriott

Kansas City

 +1.913.815.7132

ir@bats.com

Bats Global Markets Announces Stockholder Approval of Merger Agreement with CBOE Holdings

KANSAS CITY, NEW YORK and LONDON – January 17, 2017 – Bats Global Markets, Inc. (Bats: BATS) (“Bats”) today announced that based on a preliminary vote tally from the special meeting of stockholders held today, Bats stockholders have voted to adopt the previously announced merger agreement pursuant to which (i) CBOE Corporation (“Merger Sub”), a wholly owned subsidiary of CBOE Holdings, Inc. (NASDAQ: CBOE) (“CBOE”), will merge with and into Bats, with Bats surviving as a wholly owned subsidiary of CBOE Holdings (the “Merger”) and (ii) following the completion of the Merger, the surviving corporation will merge with and into CBOE V, LLC, a wholly owned subsidiary of CBOE Holdings (the “Subsequent Merger”), with CBOE V, LLC surviving the Subsequent Merger and continuing as a wholly owned subsidiary of CBOE Holdings.

At the effective time of the Merger, each share of Bats common stock will convert into 0.3201 of a share of common stock of CBOE and $10.00 in cash or, at the election of the holder and subject to proration and adjustment, all cash consideration or all stock consideration.

Approximately 94.32% percent of the votes cast at the special meeting were in favor of the adoption of the merger agreement, representing approximately 70.81% percent of Bats’ outstanding voting common stock as of December 9, 2016, the record date for the special meeting.

Chris Concannon, Chief Executive Officer and President of Bats, said, “We thank our shareholders for their continued support, moving us one step closer to completing this transformational combination. The Bats team looks forward to completing the transaction so we can integrate with CBOE.”

Bats stockholders are reminded to submit a properly completed form of election, a form of which was mailed concurrently with the joint proxy statement/prospectus relating to the Merger. The election deadline will be 5:00 p.m. New York City time on the date that is two business days preceding the closing date of the merger. CBOE Holdings and Bats will publicly announce the anticipated election deadline at least three business days before the anticipated election deadline. Any Bats stockholder who does not make an election will be deemed to have made an election to receive the mixed consideration.

Subject to the receipt of certain regulatory approvals and satisfaction or waiver of the remaining customary closing conditions in the merger agreement, the transaction is expected to close by the end of the first quarter of 2017, at which time Bats common stock will cease to be traded on the Bats BZX Exchange.

About Bats Global Markets, Inc.

Bats Global Markets, Inc., is a leading global operator of exchanges and services for financial markets, dedicated to Making Markets Better. We are the second-largest stock exchange operator in the U.S., operate the largest stock exchange and trade reporting facility in Europe, and are the #1 market globally for ETF trading. We also operate two fast-growing U.S. options exchanges. In the global foreign exchange market, we operate Hotspot. ETF.com, a leading provider of ETF news, data and analysis, is a wholly-owned subsidiary. The company is headquartered in Kansas City with offices in New York, London, Chicago, San Francisco, Singapore and Quito, Ecuador.  Visit bats.com and @BatsGlobal for more information.

Cautionary Statements Regarding Forward-Looking Information

This Current Report on Form 8-K contains certain statements regarding intentions, beliefs and expectations or predictions with respect to the timing of the completion of the transactions contemplated by the Merger Agreement, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The actual timing of the completion of such transactions could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause the actual timing to differ materially include, without limitation, the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that Bats filed with the SEC on December 12, 2016.

Neither Bats nor CBOE Holdings undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities. This Current Report on Form 8-K relates to the proposed merger transaction involving Bats, CBOE Holdings, CBOE Corporation and CBOE V, LLC. In connection therewith, Bats filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Bats and CBOE Holdings commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Bats and CBOE Holdings, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136.